Exhibit 99.1

DBV TECHNOLOGIES

PLAN RULES OF THE

2024 STOCK OPTION PLAN (INTERNATIONAL VERSION)

Purpose and background of the Plan:

DBV Technologies (“DBV Technologies” or the “Company”) is granting to its employees options to purchase and/or subscribe shares of DBV Technologies under this 2024 Stock Option Plan (the “Plan”). Through this Plan, employees can become shareholders of DBV Technologies, rewarding their contributions to its development.

The implementation of this Plan is based on the authorization given by the shareholders of the Company at the Annual General Meeting of Shareholders of DBV Technologies held on May 16, 2024, in its 35th resolution, which authorized the Board of Directors to award options to purchase and/or subscribe shares of DBV Technologies (such awards being referred to as “Options”) to employees of the Company and its subsidiaries, in accordance with articles L. 225-177 et seq. as well as L. 22-10-56 et seq. of the French Commercial Code. The implementation of this Plan should also comply with articles L. 22- 10-8 et seq. as well as L. 22-10-34 of the French Commercial Code.

The grant of Options under this Plan was made on May 16, 2024, (the “Grant Date”), by the Board of Directors of the Company. Each Option entitles its holder to acquire/subscribe to one share of the Company at a preferred exercise price, subject to the satisfaction of a continued employment condition and to the other terms and conditions set forth in this Plan.

This document sets forth the terms of the Plan for participants who are employed by a company of the DBV Technologies Group (as this term is defined below) located outside of France, on the Grant Date.

1	Participants and number of Options granted to each

Individuals receiving Options under this Plan (“Participants”) are employees and corporate officers of the Company and those companies in which it holds directly or indirectly a majority of the share capital and/or voting rights (together the “Group Companies” or “DBV Technologies Group”). The list of Participants, the number of Options granted to each and the exercise price (“Exercise Price”) have been fixed by the Board of Directors on the Grant Date.

Each Option entitles its holder to acquire/subscribe to one share of the Company (“Share”) at the Exercise Price, subject to conditions set forth in this Plan.

The Exercise Price is €1.3, which corresponds to the price of the Shares on Euronext Paris on the Grant Date and is not less than the average of the share prices quoted over the twenty (20) trading days preceding the Grant Date.

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Each Participant will be informed of the grant by a notification letter (which may be sent electronically on the website of the plan administrator mandated by the Company (the “Plan Administrator”)). The Participant must acknowledge receipt of the notification and accept the grant within 60 days of the date of the notification letter, failing which the Company may cancel the grant, without prior notice or compensation. The acceptance procedure will be set forth in the notification letter. Acceptance of the grant by the Participant will also include an acceptance of its terms and of these Plan rules, including Annex 1.

2.	Vesting schedule and dates

The Options will vest in installments over a four-year period starting from the Grant Date, according to the schedule set forth below and subject to the satisfaction of the continued employment condition and to the other terms and conditions set forth in this Plan. Such installments are not necessarily equal and may be subject to rounding.

For each Option, the period between the Grant Date and its scheduled “Vesting Date” set forth below is referred to as its “Vesting Period”.

•	25 % of the Options shall be eligible to vest on May 16, 2025, one year following the Grant Date.

•	an additional 25 % of the Options shall be eligible to vest on May 16, 2026, two years following the Grant Date.

•	an additional 25 % of the Options shall be eligible to vest on May 16, 2027, three years following the Grant Date.

•	an additional 25 % of the Options shall be eligible to vest on May 16, 2028, four years following the Grant Date.

In the event that the Participant’s employment or corporate office is involuntary terminated other than for cause within twelve months following the date of the consummation of a takeover leading to a change of control of the Company as defined in Article L. 233-3 of the French Commercial Code, the vesting and exercisability of each of the Participant’s Options (including the Options that have not vested) shall be automatically accelerated in full. The Options shall then be exercisable during a 90 day-period starting from the date on which the Participant is notified of his or her termination.

“Cause” as a reason for a Participant’s termination of employment shall have the meaning assigned such term in the employment, severance or similar agreement, if any, between such Participant and his or her employer, provided, however that if there is no such employment, severance or similar agreement in which such term is defined, then “Cause” shall mean any of the following acts by the Participant, as determined by the Company:

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gross neglect of duty, prolonged absence from duty without the consent of the Company or applicable Group Company, material breach by the Participant of any published Company or applicable Group Company code of conduct or code of ethics; intentionally engaging in activity that is in conflict with or adverse to the business or other interests of the Company or applicable Group Company; or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Company or applicable Group Company. The determination of the Company as to the existence of “Cause” shall be conclusive on the Participant.

3.	Manner of Exercise

Once vested, the Options can be exercised, on one or more occasions at the Participants’ discretion, at any time between the first anniversary date of the Grant Date (included), and the tenth anniversary date of the Grant Date, on May 16, 2034 (included) at midnight Paris Time (the “Exercise Period”), subject to the terms and conditions of this Plan.

Thereafter, the Options will automatically lapse.

Each Participant may exercise their Options by (i) giving written notice to the Company specifying the number of Shares with respect to which the Options are being exercised (ii) providing full payment of the aggregate Exercise Price for the number of Shares specified in the notice.

Payment of the Exercise Price for the Shares may be made in cash, by certified or bank check or other instruments acceptable to the Plan Administrator.

The Shares purchased/subscribed upon exercise of the Options shall be transferred to the Participant upon compliance to applicable laws or regulations in connection with such transfer and with the requirements hereof.

In accordance with applicable law, the Board of Directors may suspend for a given period, at its sole discretion, the exercise rights attached to the Options.

4.	Continued Employment Condition

The vesting and the exercise of each Participant’s Options are subject to him or her remaining an employee or executive corporate officer of the Company or another Group Company until the scheduled Vesting Date and, thereafter, until the date of exercise. Such employment must be continuous and without interruption. Exceptions to this condition are set forth below.

If employment or corporate office is terminated or lapses at any time, then any Option that was previously exercisable on or prior to the termination date (the “Termination Date” as defined below) according to the vesting schedule set forth in Article 2, shall then be exercisable during a 90 day-period starting from the Termination Date. After this period the vested Options shall be immediately cancelled without prior notice or compensation.

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Any Option that has not vested on or prior to the Termination Date shall also be immediately cancelled without prior notice or compensation.

The Termination Date shall mean the date on which employment or corporate office is terminated or lapses or, if sooner:

•

in the event of resignation, the date on which the Company or the applicable Group Company receives the letter of resignation or other written notification of resignation from the Participant or his or her agent.

•

in the event of dismissal (or equivalent), the date on which the Company or the relevant Group Company shall inform the Participant in writing of its intention to terminate or not renew the employment relationship or the corporate office;

Employment will also be deemed to be terminated for these purposes if at any time the company employing the Participant or in which he or she holds corporate office shall cease to be a “Group Company” as a result of a reduction in DBV Technologies’ stake in such company (share capital and/or voting rights).

5.	Exceptions to the Continued Employment condition

Notwithstanding the provisions of Article 4, an exception to the Continued Employment Condition shall be made in the following cases:

a) Death of the Participant

The Options shall be fully vested and may thereafter be exercised by the Participant’s heir(s) for a period of six (6) months from the date of death. The Shares resulting from the exercise of the Options will then be freely transferable.

b) Disability of the Participant

For Participants who are employed by a U.S. company of the DBV Technologies Group, “disability” shall have the meaning provided for under Section 409A of the Internal Revenue Code.

For Participants who are employed by the Company or a French company of the DBV Technologies Group or by any other entity of the DBV Technologies Group which is not a U.S. company, “disability” shall have the meaning provided in the second or third of the categories provided for by Article L. 341-4 of the French Social Security Code.

Following a disability, the Options outstanding and vested on such date according to the vesting schedule set forth in Article 2 shall remain exercisable. The Shares resulting from the exercise of the Options will then be freely transferable. Any Options not vested on or prior to the date of disability shall terminate immediately and be of no further force or effect, without prior notice or compensation.

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c) Retirement of the Participant

For Participants who are employed by a U.S. company of the DBV Technologies Group, retirement shall mean a termination of continued employment after attainment of age 62.

For Participants who are employed by the Company or a French company of the DBV Technologies Group, retirement shall mean retirement after meeting retirement eligibility in accordance with applicable French law or in an early retirement within the framework of a collective legal or contractual early retirement plan set up by the relevant Group Company.

For Participants employed by a company of the DBV Technologies Group located outside of France or the United States, retirement shall mean retirement after meeting retirement eligibility in accordance with the applicable local law.

Following a retirement, the Participant may retain and exercise any Options that have vested prior to the effective date of retirement. The Participant’s Options scheduled to vest on the first scheduled Vesting Date occurring after the effective date of retirement, shall remain eligible to vesting. Options with a subsequent Vesting Date shall be immediately cancelled, without prior notice or compensation. Vested Options may thereafter be exercised by the Participant at any time during the Exercise Period.

d) Waiting period between two employment contracts

For Beneficiaries who are employees of the Company or of a company of the DBV Technologies Group, the applicable legal waiting period between two employment contracts should not be considered as a breach of the Continued Employment Condition.

For the purposes of the Plan, during this period, Beneficiaries will be deemed to have continued their employment within the DBV Technologies Group.

In addition to the foregoing, the Board of Directors of the Company may waive the Continued Employment Condition in whole or in part on a case-by-case basis, in its discretion.

6.	Transfer of shares

The transfer of the Shares resulting from the exercise of the Options is possible only as from the first anniversary date of the Grant Date (included).

However, any Participant or the heirs or assigned of a deceased Participant as provided by Article 5 above are entitled to transfer the resulting Shares at any time after the acquisition of such Shares.

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The exercise of the Options by the Participant and the transfer or sale of the resulting Shares by the Participant must be made in compliance with various provisions aimed at ensuring the transparency and the security of financial markets, and in particular those provisions concerning insider trading. In this regard, periods preceding the publication of the annual and interim financial statements will be fixed and announced by the Company, during which the sale of Shares will be prohibited. Furthermore, the Board of Directors may implement procedures that Participants must follow before selling shares, in order to ensure that they are in not in possession of information liable to block such sale.

More generally, Participants will be required to adhere to the Company’s Insider Trading Policy and to applicable French and U.S. federal and state laws.

Notwithstanding anything in this Plan to the contrary, the transfer of any Shares shall be conditioned on compliance with all applicable laws and regulations. The Company shall not be required to transfer Shares in any circumstances that it deems not to be in compliance with such laws and regulations.

If any such law or regulation shall require the Company, or any Participant to take any action in connection with the transfer, the transfer of Shares shall be suspended and deferred until such action shall have been taken.

7.	Characteristics of the Shares

The Shares subscribed by the Participant will be new or existing ordinary shares to be issued by DBV Technologies, at the choice of the Board of Directors of DBV Technologies. In the absence of an express choice before the end of the first anniversary date of the Grant Date, then the Shares will be new shares.

The new Shares issued in favor of some or all the Participants shall have the same rights as those attached to the existing DBV Technologies shares as from their issuance.

8.	Adjustment

In the event of a redemption or reduction of share capital, a change in the allocation of profits, a grant of free shares to all of the shareholders, an increase in share capital by incorporation of reserves, profits or share premium, a distribution of reserves, a share buy- back at a price above the share price on the stock exchange or any issues of equity instruments that includes subscription rights reserved for the shareholders, the Exercise Price and the number of Shares to which an Option gives right will be adjusted in order to take into account such issuance or other capital transaction.

If such a situation is covered by existing law or regulation, such law or regulation shall be applied.

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If such a situation is not covered by existing French law or regulation, the General Meeting of Shareholders or the Board of Directors when deciding to proceed with such securities issuance or other modification of the share capital may adopt any adjustment measures necessary to protect the rights of the holders of the Options, using by analogy the rules and regulations which would govern similar cases.

Each Participant will be informed of the practical terms of such an adjustment and of its consequences on his/her award of Options.

9.	Compensation Recovery (Clawback)

Any Shares transferred under this Plan to a Participant who is a current or former executive officer of the Company shall be subject to compensation recovery (clawback) to the extent required by applicable law or regulations and DBV’s recovery policy in the event the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements under the applicable securities laws.

10.	Restructuring and mergers

In accordance with Article L. 228-101 of the French Commercial Code, if the Company is absorbed by another company or merges with one or several other companies resulting in the creation of a new entity, or in case of a demerger (scission), the Participants will be entitled to exercise their Options in the company or companies receiving the capital contributions.

11.	Social and tax treatment

The Participant is responsible for making declarations and payments to be made or owed by him/her under applicable law and particularly in respect of his/her tax liabilities. Applicable social security law and tax law vary depending on the country of residence of the Participants.

Each Participant is responsible for inquiring about the social and tax treatment applicable to him /her in his/her country of residence due to the grant or exercise of Options or the issuance or transfer of the resulting Shares.

In the event that, as a result of the grant or exercise of Options or the issuance or transfer of the resulting Shares and, as the case may be, as provided by applicable law, DBV Technologies or a Group Company would have to pay taxes, social security contributions or any other tax or governmental contribution on behalf of the Participant, DBV Technologies reserves the right to delay or prohibit the grant, exercise and/or issuance or transfer of the Shares until such Participant has repaid to DBV Technologies or to the relevant Group Company the amount corresponding to such taxes, social security contributions or any other tax or governmental contribution. DBV Technologies or the relevant Group Company as the case may be, reserves the right to deduct such taxes, social security contributions or any other tax or governmental contribution from the compensation due to the Participant concerned.

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12.	Limitation of rights

The Options are not transferrable.

Options do not have any right attached to ordinary shares, including voting rights or rights to dividends. The Participant shall become full owners of the Shares and attached rights only upon exercise of the Options.

The Options are separate from the Participant’s employment contract and are not part of it. They are not taken into account to compute termination payments, pensions or any other payments made in the context of employment relationship termination.

None of the provisions which are set out in the Plan constitute an element of the employment contract of a Participant. The rights and obligations deriving from the employment relationship between the Participant and DBV Technologies or a Group Company shall in no way be affected by the Plan from which they are completely distinct. Participation in the Plan shall not confer any right relating to the continuation or creation of any employment relationship or any right upon termination of any such relationship.

13.	Construction of the Plan and governing law

It will be the responsibility of the Board of Directors to construe the provisions of the Plan, if required, which may delegate this power to the Chief Executive Officer or to the Global Head of Human Resources of the Group.

This Plan is governed and shall be construed in accordance with French law, and any claim relating thereto will be subject to the jurisdiction of the courts within the jurisdiction of the Court of Appeal of Paris. For Participants who are who are employed by a U.S. Company of the DBV Technologies Group, this Plan shall be construed in accordance with Section 409A of the United States Internal Revenue Code.

14.	Modification of the plan

The terms of this Plan may be amended or supplemented by the Board of Directors (i) if it deems such amendment or supplement to be appropriate and not materially adverse to the interest of the affected Participants or (ii) by mutual agreement with the affected Participants.

More generally, in the event of a change in any legal, regulatory or accounting requirements applicable to the Plan, or any change in the interpretation thereof, in particular with respect to the fiscal or social treatment of any grant or exercise of Options, or delivery of Shares under the Plan, affecting the Company, any Group Company or any Participants, the terms of the Plan may be amended or supplemented by the Board of

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Directors, in its discretion and in the manner that it deems appropriate, in response to such change. For example, the Board of Directors may choose to shorten or lengthen the Vesting Period, the Exercise Period and/or to introduce a mandatory lock-up period and/or waive or modify any condition to Exercise Conditions and/or introduce new conditions. Furthermore, the Board of Directors may, if it deems the delivery of Shares to any Participant following exercise of Options would be impossible or inopportune, choose to pay instead an amount in cash of equivalent value, net of taxes and social charges. The amount and timing of any such payment would be determined by the Board of Directors in its discretion, by reference to the number and timing of any Shares to be otherwise delivered to Participants hereunder following the exercise of Options, to be valued by the Board of Directors on or around the scheduled delivery date, or by reference to an average price over a period preceding such date.

Participants shall not be entitled to any indemnification for any loss of value and/or increased tax or social costs resulting from any such amendments or supplements to the Plan, irrespective of whether such loss or increase is of general application or is specific to them in view of their personal situation.

* * *

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Annex 1

Information Notice on the Protection of Personal Data

By participating in the Plan, the Participant acknowledges that his/her personal information be subject to electronic data processing carried out under the control of the Company, with the assistance of his/her employer, in accordance with French Law n°78-17 of January 6, 1978 on data processing, data files and individual liberties, the EU Regulation on Data protection (2016/679) of April 27, 2016 (GDPR) and applicable local laws. It shall be implemented on the basis of legitimate interest (Article 6(1)(f) of the GDPR) because it is necessary for the administration of his/her rights under the plan and on for compliance of legal obligations (Article 6(1)(c) of the GDPR), for all purposes relating to the implementation of the Plan, i.e.:

(i)	administering and maintaining Participant records.

(ii)	providing information to members of the Group, registrars, brokers or third-party administrators of the Plan.

(iii)	providing information to future purchasers of the Company or of the business in which the Participant works.

(iv)

transferring information about the Participant to France or to another country or territory outside of his/her home country and/or of the European Economic Area that may not provide the same statutory protection for the information as the Participant’s home country; and

(v)	complying with legal obligations.

All personal information subject to the electronic data processing is mandatory for the participation to the Plan. All this information will be transmitted (and be transferred to France) to and used for account administration and electronic storage of this data, by the internal departments of the Group in charge of the management of his/her shareholder’s account, and to external entities designated to manage the same, and to all persons statutorily or expressly authorized by DBV Technologies or by an employer to hold and process this information (in particular the holder of shareholders accounts), as well as to any future acquirer of DBV Technologies or his/her employing company or the business in which he/she is working within the duration of the Plan. This personal information shall be retained for the time required for the completion of the Plan and for the purposes of the management of the shareholder’s account, until he/she sells all his/her DBV Technologies shares under the Plan, and thereafter for archiving purposes until the expiration of the limitation period of any possible litigation relating to the processing of such data.

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Every Participant will be able to exercise a right to access, to modify and to rectify, and as well as to delete (once he/she no longer holds any Shares under the Plan) any information relating to him/her. Furthermore, each Participant will have the right to restriction of processing and to object to processing as well as the right to data portability. The right of data portability shall allow the Participant to recover his/her data directly or to transfer them or have them transferred to another data controller (subject to legal limits). According to French law, he/she will have a right to define the directives in relation to the registration, the removal and the communication of his/her personal data after his/her death.

In some countries, local regulations require the express consent of the Participant for the processing and transfer of his/her personal data. In such a case, the Participant’s consents, under the acceptance procedure, to the collection, use, storage and transfer of his/her personal data, within the framework of local law. Furthermore, local law may provide that he/she has the right to withdraw his/her consent for the processing of his/her personal data. However, his/her personal data is necessary for the processing of his/her participation to the Plan, the holding of his/her Shares under the Plan and the execution of all operations related to his/her investment. Accordingly, he/she will be able to exercise his/her right to withdraw his/her consent only when all the Shares held under the Plan have been sold.

The Company has appointed a data protection officer, who is responsible for compliance with this notice and can be contacted at the following address: dataprivacy@dbv- technologies.com.

The Participant have the right to lodge a complaint with his/her supervisory authority (in France, the supervisory authority is the CNIL), concerning the protection of personal data.

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